August 31, 2016



Lawrence Hunt Fashion, Inc.
(Formerly, Lawrence Hunt, LLC)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Lawrence Hunt (the "Company") designs and distributes sweat-wicking dress shirts for both retail consumers and as uniforms for businesses. The Lawrence Hunt dress shirt uses a patent-pending design and process (provisional utility method patent and patent-pending design patent) to seamlessly integrate advanced performance fabric technology within the underarm of a traditional cotton dress shirt to produce a hybrid shirt that combines the advantages of both fabrics. The Company officially launched its first collection of dress shirts in 2016 after a successful Kickstarter campaign in 2014 made it one of the top ten most funded dress shirts on Kickstarter. Despite operations beginning in 2016, we still consider ourselves a development stage company. We continue to test product and marketing channels to determine and optimize product/market fit. We have generated operating losses since our inception, but anticipate to reach positive earnings by 2019 as we continue to expand our operations in the uniform business, see repeat customers in our retail business, and lower our customer acquisition cost online.

Results of Operations

FOR EIGHT MONTHS ENDED AUGUST 31, 2016

Revenue

Revenue has grown month over month, since officially beginning operations in January 2016. Revenue year-to-date is approximately $30,000. In August, 2016, Revenue was approximately $10,500, up from approximately $7,000 in July, 2016. The Company has been operating with a limited number of SKUs and sizes in 2016 and plans to expand its inventory by the end of 2016 and in 2017 to increase Revenue.

Operating Expenses

Operating Expenses during the eight months of operations in 2016 were approximately $76,000. Approximately $28,000 of Operating Expenses were for digital marketing expenses on social media and search platforms such as Google and Facebook. Additional funds were used for digital marketing as the Company has tested various advertisements and marketing mediums in its goal to optimize digital marketing and lower customer acquisition cost. Approximately $30,000 of Operating Expenses were used on start-up development costs in 2016 for one time expenditures such as look book development, design development, signage, other promotional materials, etc.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2015 AND DECEMBER 31, 2014

On July 7, 2014, the Company launched a Kickstarter campaign for its first beta dress shirt. Approximately $17,000 was raised through its Kickstarter campaign. All funds were used in 2014 to develop the beta dress shirt and distribute the dress shirts. All Kickstarter customers received the beta dress shirt by December 31, 2014.

During 2015, the Company began receiving customer feedback on its beta dress shirts, and performed initial marketing testing. The Company redesigned its beta dress shirt, website, and branding in 2015 with the goal to launch its first collection of shirts in 2016.

Liquidity and Capital Resources

As of August 31, 2016, the Company had total Current Assets of approximately $60,000, including cash on hand of approximately $40,000. The Company has applied for a $15,000 grant through the State of Michigan to support expansion. The Company funds operations primarily from cash on hand and with revenue from online sales. This revenue and cash is insufficient to support significant expansion of inventory and growth. Funds from our initial offering will be used to expand our product line, increase marketing, and perform photograph and videography work. Approximately half the funds will be allocated to inventory and will be used within six-months of receiving funding. The funds allocated to marketing and photography will be used ratably over a nine to twelve month period.

FORWARD-LOOKING STATEMENTS

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Income Statement
For the twelve months ending December 31, 2014, and 2015, and eight months ending 2016.
Unaudited

	January 1, 2016 to August 31, 2016	January 1, 2015 to December 31, 2015	January 1, 2014 to December 31, 2014
Sales	$ 30,690	$ 2,527	$ 15,809
Cost of Goods Sold	11,330	1,120	20,345
Gross Profit	**19,359**	**1,407**	**(4,536)**
Expenses			
Advertising	28,382	2,189	3,855
Development Costs	33,396	32,000	-
Office Expenses	6,569	1,435	-
Legal and Professional	3,612	-	2,094
Other	4,190	6,335	4,515
Total Expenses	**76,150**	**41,959**	**10,464**
Net Operating Income	**(56,791)**	**(40,552)**	**(15,000)**
Net Income	$ **(56,791)**	$ **(40,552)**	$ **(15,000)**

Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Balance Sheet
For the period ending December 31, 2015 and December 31, 2014
Unaudited

	2015	2014
ASSETS		
Current Assets		
Cash	$ 92,412	$ -
Inventory	24,561	-
Total Current Assets	**116,973**	**-**
TOTAL ASSETS	$ **116,973**	$ **-**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 6,250	$ -
Credit Cards	1,273	-
Other Current Liabilities	2	-
Total Current Liabilities	**7,525**	$ **-**
Total Liabilities	**7,525**	
Equity		
Capital in Excess of Par Value	165,000	15,000
Retained Earnings	(55,552)	(15,000)
Total Equity	**109,448**	**-**
TOTAL LIABILITIES AND EQUITY	$ **116,973**	$ **-**

Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Cash Flow Statement
For the period ending December 31, 2015 and December 31, 2014
Unaudited

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ (40,552)	$ (15,000)
(Increase) Decrease in:		
Inventory	(24,561)	
Increase (Decrease) in:		
Accounts Payable	6,250	
Other Liabilities	1,275	
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(57,588)	(15,000)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchases of Property and Equipment	-	
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-
CASH FLOW FROM FINANCING ACTIVITIES:		
Issuance of Common Stock	150,000	15,000
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	150,000	15,000
NET INCREASE (DECREASE) IN CASH	92,412	-
CASH AT THE BEGINNING OF THE YEAR	-	-
CASH AT THE END OF THE YEAR	$ 92,412	$ -

Lawrence Hunt Fashion, Inc.
(formerly, Lawrence Hunt, LLC)
Change in Stockholders' Equity
For the period January 1, 2014 to December 31, 2015
Unaudited

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total Stockholders' Equity
Balances at Beginning of the Year - 2014	-	$ -	$ -	$ -
Issuance of Common Stock	76,500	15,000		15,000
Net Income (Loss) - 2014			(15,000)	(15,000)
Balances at the End of Year - Dec. 2014	**76,500**	**15,000**	**(15,000)**	**-**
Issuance of Common Stock	15,500	150,000		150,000
Net Income (Loss) - 2015			(40,552)	(40,552)
Balances at the End of Year - Dec. 2015	**92,000**	**$ 165,000**	**$ (55,552)**	**$ 109,448**